OSISKO GOLD ROYALTIES PROVIDES NOTICE OF SECOND QUARTER 2016
FINANCIAL RESULTS RELEASE AND CONFERENCE CALL

(Montreal, July 27, 2016) Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR:TSX and NYSE) announces that its second quarter 2016 financial results will be released after market on Thursday August 4, 2016 followed by a conference call at 4:30 pm EST.

Q2 Conference Call Information

Those interested in participating in the conference call should dial in at 1-(647) 788-4922 (international), or 1-(877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 7:30 pm EST on August 4, 2016 until 11:59 pm EST on August 10, 2016 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 55479169.

About Osisko Gold Royalties Ltd

Osisko is an intermediate mining royalty and exploration company with two world-class gold royalty assets. These two cornerstone assets are a 5% net smelter return (“NSR”) royalty on the world-class Canadian Malartic gold mine, located in Malartic, Québec, and a 2.0 -3.5% NSR on the Éléonore gold mine, located in James Bay, Québec. Osisko also holds a 1.7 -2.55% NSR royalty on certain claims comprising the Island Gold Mine, a 1.7% NSR royalty on the Lamaque South Project, a 3% NSR royalty on the Malartic CHL property, a 1.5% NSR on the Cariboo Gold Project, as well as a 2% NSR royalty on the Upper Beaver, Kirkland Lake and Hammond Reef gold exploration projects in Northern Ontario. The Company also owns a 9.8% equity interest in Labrador Iron Ore Royalty Corporation.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact Osisko Gold Royalties Ltd:

John Burzynski	Joseph de la Plante
Senior Vice President, New Business Development	Vice President, Corporate Development
Tel. (416) 363-8653	Tel. (514) 940-0670
jburzynski@osiskogr.com	jdelaplante@osiskogr.com